SOCIETE GENERALE
Corporate & Investment Banking

08000563

By Priority Mail

Governor Tipton
Managing Director
Deputy General Counsel

Tel. 212 278 6974
Fax. 212 278 7439
governor.tipton@sgcib.com

February 1, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Société Générale (File No. 82-3501)

Dear Sirs:

The following documents are being submitted to you in connection with Société Générale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, February 1, 2008 - - Press release announcing the appointment of Sylvie Rucar as Deputy Director of the Finance and Development Department of the Societe Generale Group;
2. Press Release, January 30, 2008 - - Statement by Jean-Martin Folz, Chairman of the Special Committee;
3. Press Release, January 30, 2008 - - Press release from the Board of Directors;
4. Press Release, January 27, 2008 - - Explanatory note about the exceptional fraud in a sub-section of its market activities;
5. Press Release, January 24, 2008 - - Press release about an exceptional fraud in a sub-section of its market activities;
6. Press Release, January 22, 2008 - - Press release discussing Newedge, a 50-50 joint venture between Société Générale and Calyon;
7. Press Release, January 10, 2008 - - Announcement of signing of memorandum of understanding between La Banque Postale and Société Générale concerning electronic payment systems;
8. Press Release, January 8, 2008 - - SG Private Banking creates an international commercial department;

Societe Generale
LEGAL
1221 Avenue of the Americas
New York, NY 10020

9. Press Release, January 7, 2008 - - SG CIB appoints Paul Wiltshire and Pascal Vallot as Global Heads of Hedge Fund Relations;

10. Press Release, January 2, 2008 - - Announcement of Operational Launch of Newedge, a 50-50 joint venture between Société Générale and Calyon;

11. Press Release, December 28, 2007 - - Announcement of signing of memorandum of understanding between Société Générale Insurance and Indiabulls to create a life insurance joint venture in India;

12. Press Release, December 20, 2007 - - Société Générale exercises its call option on Rosbank;

13. Press Release, December 18, 2007 - - Société Générale Corporate & Investment Banking partners with Ambit to develop cross border Mergers & Acquisition advisory services for India;

14. Press Release, December 18, 2007 - - Société Générale Corporate & Investment Banking announces appointment of head of market activities;

15. Press Release, December 12, 2007 - - Société Générale rated AA and R-1 (high) long term and short term, with stable trend, by Dominion Bond Rating Service Limited (DBRS);

16. Press Release, December 10, 2007 - - Société Générale decides to consolidate PACE Structured Investment Vehicle;

17. Press Release, December 4, 2007 - - SGAM AI announces the first closing of an institutional property fund invested in France;

18. Press Release, December 3, 2007 - - Diony Lebot takes over as Société Générale Americas CEO;

19. Press Release, December 3, 2007 - - Société Générale Securities Services completes the acquisition of Pioneer Investments Fund Administration Services in Germany;

20. Press Release, December 3, 2007 - - Société Générale completes the acquisition of Banco Cacique; and

SOCIETE GENERALE
Corporate & Investment Banking

21. Press Release, November 30, 2007 - - Société Générale Consumer Finance extends its consumer credit activities to Turkey.

Thank you.

Yours truly,

Enclosures

cc: Jason Hoberman

SOCIETE GENERALE

Press Release

Paris, 1 February 2008

Appointment

Sylvie RUCAR has been appointed Deputy Director of the Finance and Development Department of the Société Générale Group, effective 1 February 2008; she becomes a member of the Group Management Committee. Sylvie Rucar will report to Frédéric Oudéa, Senior Executive Vice-President, Group Chief Financial Officer.

Sylvie RUCAR, a graduate of the Ecole Supérieure de Commerce de Paris (ESCP), joined Automobiles Citroën in 1978. In 1984, she joined the Financial Direction of PSA Peugeot Citroën Group where she held the positions of Merger and Acquisitions Manager (1987-1992), Controlling and Financial Studies Director (1993-1998), International Finance Director (1998-2000), and then Group Treasurer from May 2000. From February to September 2007, Sylvie was Financial and IT Director at PSA, a member of the PSA Executive Committee and CEO of Banque PSA Finance.

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.
- Société Générale is included in the five major socially-responsible investment indexes.

www.socgen.com

PRESS DEPARTMENT

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistante : 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
Limited company with a capital of EUR 583.228.241
552 120 222 RCS PARIS

Statement by Jean-Martin FOLZ
Chairman of the Special Committee

Wednesday 30th January 2008

The Board of Directors of Société Générale met on January 30th. It decided to form a special committee of independent directors comprising Jean AZÉMA, Antoine JEANCOURT-GALIGNANI and Jean-Martin FOLZ. I have been appointed Chairman of this committee and my statements are made in this capacity.

It is the role of the committee to ensure that the independent inquiry which has been launched is thorough, that it is conducted according to the relevant audit norms, that the mechanisms behind the fraud are brought to light and that all necessary conclusions are made; the committee will ensure that the information communicated by the bank faithfully reflects the findings of the inquiry.

The committee will also ensure that management of the situation is conducted in the best interests of the company, its clients, its shareholders and its employees.

To this end, I would like to review the situation of the Executive Directors.

The Chairman and CEO Daniel BOUTON and Director and Co-CEO Philippe CITERNE have fully assumed their responsibilities since the start of this crisis: they presented their resignation to the Board of Directors.

The Board of Directors has also fully assumed its responsibilities: the Board unanimously requested that Daniel BOUTON and Philippe CITERNE continue their mandate. The Board renewed its confidence in them today.

I will further communicate on behalf of the Special Committee according to the development of the ongoing inquiry and, in any case, after the meeting of the Board of Directors of February 20th.

Thank you very much.

SOCIETE
GENERALE

Press Release

Paris, 30 January 2008

Press release from the Board of Directors

At its meeting of 30 January 2008, Société Générale's **Board of Directors** decided to create a **Special Committee** composed exclusively of independent directors, whose mission will be to ensure:

(i) that the causes and sizes of the trading losses announced by the bank have been completely identified ;
(ii) that measures have been, or will be, put in place to prevent the reoccurrence of incidents of the same nature;
(iii) that the information communicated by the bank faithfully reflects the findings of the inquiry ;
(iv) that management of the situation is conducted in the best interests of the company, its shareholders, clients and employees.

In order to successfully carry out its mission, the Special Committee has been given extensive powers.

The Special Committee, which will work in close collaboration with the Audit Committee, may have recourse to the services of any outside advisor or expert; in this regard, the Special Committee has decided to call upon the services of the audit firm PWC to assist it in its assignment.

The Special Committee is composed of Jean Azema, Jean-Martin Folz and Antoine Jeancourt-Galignani ; it is chaired by Jean-Martin Folz.

It will report to the Board of Directors on the progress of its mission and will submit to the Board its findings, conclusions and recommendations.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33(0)1 42 14 02 17
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 583,228,241
552 120 222 RCS PARIS

SOCIETE GENERALE

Explanatory note about the exceptional fraud

Paris, January 27th 2008

The present document describes the arbitrage activities, the method behind the fraud, the conditions in which the fraud was uncovered, the unwinding of the fraudulent position and the measures taken with immediate effect, as revealed by Société Générale's investigations at January 26th 2008. On January 29th, the Audit Committee will take a decision on an additional external audit.

1. **The arbitrage activities and an explanation of the size of the nominal amounts used in the fraud.**

It is not the role of Société Générale's Equities businesses to take directional positions on the equity markets (i.e. to speculate on rises or falls). The division where the trader worked is assigned to arbitrate financial instruments on European stock markets. This is a proprietary trading business which is completely independent of the Equities activity's client businesses.

For example, this arbitrage business involves purchasing a portfolio of financial instruments A and selling at the same time a portfolio of financial instruments B with extremely similar characteristics, but with a slightly different value. The arbitrage business generates its profits or losses from these differences in value.

Because these differences are both small and temporary, the arbitrage activities rely on a very large amount of operations involving very high total nominal amounts.

The fact that portfolios A and B have very similar characteristics and that they offset each other, means that these activities generate very little market risk.

However, these risks do exist and, as part of the development of its arbitrage activities, Société Générale has put in place a large number of controls designed to monitor the risks involved: control of operations and control of market risk linked to the changes in the prices of portfolios of financial instruments.

The exceptional fraud which we have suffered consisted of avoiding these controls or making them inoperable: the trader inserted fictitious operations into portfolio B in order to give the impression that this portfolio genuinely offset portfolio A which he had purchased, when this was not the case.

These fictitious operations, were registered in Société Générale's systems but did not actually correspond to any economic reality.

2. **The method behind the fraud**

- The trader involved had been employed at the Group since 2000. He first spent five years working in different middle-offices (one of the departments which

controls traders). Consequently, he had a very good understanding of all of Société Générale's processing and control procedures. In 2005 he became a trader in the arbitrage department.

In the course of his arbitrage activity, the trader developed an initial portfolio A comprising genuine operations using financial instruments (futures) which reproduced changes in the main European stock market indices (Eurostoxx, the Dax, the FTSE, etc.).

The financial instruments in the portfolio, which were genuine and consistent with the volumes traded by a large investment bank, were subject to daily controls and in particular margin calls with the main clearing houses. Insofar as these instruments were actually purchased and considered as such by Société Générale, the margin calls were checked and settled by or paid to the bank.

- The risks generated from commitments made by the bank are managed and controlled on a daily basis. With regard to this fraud, the financial instruments in portfolio A were in appearance offset by the fictitious operations housed in portfolio B, which meant that the only visible risk was very low residual risk.

As a result, the trader was able to hide a very sizeable speculative position, which was neither consistent with nor related to his normal business activity for the bank.

In order to ensure that these fictitious operations were not immediately identified, the trader used his years of experience in processing and controlling market operations to successively circumvent all the controls which allow the bank to check the characteristics of the operations carried out by its traders, and consequently their real existence.

In practice, the trader combined several fraudulent methods to avoid the controls in place:

- firstly, he ensured that the characteristics of the fictitious operations limited the chances of a control: for example he chose very specific operations with no cash movements or margin call and which did not require immediate confirmation;
- he misappropriated the IT access codes belonging to operators in order to cancel certain operations;
- he falsified documents allowing him to justify the entry of fictitious operations.
- he ensured that the fictitious operations involved a different financial instrument to the one he had just cancelled, in order to increase his chances of not being controlled.

3. The conditions in which the fraud was uncovered

- **Friday January 18th**

  - ✓ Abnormal counterparty risk on a broker is detected several days earlier. The explanations provided by the trader result in additional controls.
  - ✓ On January 18th, the trader's superiors are informed and in turn they alert the management of the division.
  - ✓ In the afternoon of January 18th, it appears that the counterparty for the recorded operations is in fact a large bank, but the confirmation e-mail raises suspicions.
  - ✓ A team is immediately created to start investigating the situation.

- **Saturday January 19th**

  - ✓ Management cannot obtain a clear explanation from the trader.
  - ✓ The large bank in question does not recognise the operations.
  - ✓ The trader finally acknowledges committing unauthorised acts and, in particular, creating fictitious operations.
  - ✓ The investigation team starts piecing together his real position.

- **Sunday January 20th**

  - ✓ During the morning, all of the positions are identified.
  - ✓ In the early afternoon, the extent of the total exposure is known.
  - ✓ Daniel Bouton immediately informs the Governor of the Banque de France.
  - ✓ A meeting of the Audit Committee has been convened in the afternoon of Sunday January 20th to examine the estimated results for 2007 and the write-downs related to US residential mortgage assets (in particular CDOs), prior to the meeting of the Board of Directors at 18:30 on the same day.

    The Chairman informs the members of the Committee of the trader's position which has just been uncovered. He indicates that he has decided to close the position as quickly as possible and, in accordance with market regulations, to postpone all communication on this issue and on the estimated results until said position has been closed.
  - ✓ Daniel Bouton then informs the general secretary of the AMF.
  - ✓ At the Board meeting, the Chairman explains that it is impossible to communicate on the estimated results for 2007 on account of the discovery of problems in certain market activities, which could result in substantial losses.

- **Monday January 21st**

- ✓ The unwinding of the fraudulent position begins in particularly unfavourable market conditions.

- **Wednesday January 23rd**
  - ✓ The unwinding of the fraudulent position is completed.
  - ✓ Another Board meeting is convened on Wednesday January 23rd, the day when the position is closed, and its members are fully briefed on the facts and their repercussions.

- **Thursday January 24th**
  - ✓ Before the markets open, the existence of the fraud and its repercussions are relayed to the markets. Société Générale asks for trading in its shares to be suspended.

Investigations are under way by Société Générale's General Inspection division and the Banque de France and will confirm the exact circumstances of the fraud. The police have begun an inquiry.

4. The unwinding of the fraudulent position

The equivalent nominal amount of the fraudulent position uncovered on Sunday January 20th was approximately 50 billion euros.

The priority was to unwind the fraudulent position as quickly as practicable, given the risk generated by its size.

The unwinding could only start on Monday January 21st and in a measured fashion so as keep volume levels under 10%, in order to respect the markets' integrity.

Conditions in the market were very unfavourable. In the afternoon of Friday January 18th, there had been a sharp downturn in the European markets. In the night of January 20th to January 21st, there was a significant drop in the Asian markets (Hang Seng down –5.4%) before the European markets opened.

The position was unwound over three days in a controlled fashion, thus ensuring that Société Générale did not exceed around 8% of volumes traded on the relevant futures indices (EUROSTOXX, the DAX and the FTSE).

volumes of positions unwound on the Futures Indices markets (as a %)	Eurostoxx	DAX	FTSE
21 January 2008	8.1%	7.8%	1.7%
22 January 2008	6.8%	5.7%	3.1%
23 January 2008	5.9%	6.1%	0%

The position was finally fully closed or hedged on the evening of January 23rd. Overall, movements in the market triggered by the sharp fall in the Asian markets during the night of January 20th to January 21st resulted in a final total loss of 4.9 billion euros.

Our statutory auditors and the relevant regulatory authorities were informed of the details of the initial positions and of the unwinding operations.

On January 26th 2008, the regulatory authorities were informed of the analysis of the methods used to perpetrate the fraud and the corrective measures taken.

5. Measures taken with immediate effect

Over the last week, teams at Société Générale have reviewed all the operations which took place from the trader's workstation and any transactions bearing a possible resemblance to the fraudulent operations discovered. Moreover, the futures position has been checked against our counterparty (clearer). This review has strengthened our conviction that all the fictitious operations had been identified as of January 20th.

Specific control procedures have been implemented so that the techniques devised by the trader to avoid controls can no longer be applied. The regulators have been informed of these changes and of the dates of their deployment.

Lastly, beyond these specific measures, additional controls will be launched. Significant human resources will be mobilized for this project, with the support of external specialists in fraud techniques. It will be supervised by the Audit Committee.

SOCIETE GENERALE

RECEIVED
2008 FEB -5 A 6:44

Press Release

January 24, 2008 – For immediate release

Société Générale Group has uncovered an exceptional fraud in a sub-section of its market activities.

The Group expects its net income for 2007 to be in the range of Euro 0.6-0.8bn[1], including the loss resulting from this fraud and additional US residential mortgage and monoline related write-downs. The Group intends to pay a dividend for 2007 in line with its pay-out ratio target of 45%.

As a result of this fraud and in order to strengthen its capital base, the Group will launch a capital increase of Euro 5.5bn which has been fully underwritten.

[1] Estimated unaudited net income, group share

PRESS RELATIONS

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
P.A.: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of
EUR 583.228.241
552 120 222 RCS PARIS

Losses on a fraudulent and concealed position

Société Générale Group (the "Group") has uncovered a fraud, exceptional in its size and nature: one trader, responsible for plain vanilla futures hedging on European equity market indices, had taken massive fraudulent directional positions in 2007 and 2008 beyond his limited authority. Aided by his in-depth knowledge of the control procedures resulting from his former employment in the middle-office, he managed to conceal these positions through a scheme of elaborate fictitious transactions.

There is no residual exposure in relation to these positions, which were discovered and investigated on January 19th and 20th, 2008. It was decided to close these positions as quickly as practicable in the best interest of market integrity and the Group's shareholders. Given the combination of the size of the positions and the very unfavourable market conditions encountered, this fraud has a negative impact of Euro 4.9bn that the Group has decided to recognise in its 2007 pre-tax income.

The trader's positions have been reviewed and a thorough analysis of all his department's positions confirmed the isolated and exceptional nature of this fraud. The employee who has confessed to the fraud has been suspended and a dismissal procedure has been initiated. The individuals in charge of his supervision will leave the Group.

Additional write-downs in relation to US RMBS CDOs and monoline insurers

The Group will post additional write-downs of Euro 2.05bn in Q4 07, comprising the following:
- Euro 1.1bn in relation to US residential mortgage risk;
- Euro 550mm in relation to exposure to US monoline insurers; and
- Euro 400mm unallocated additional provision in relation to the above-mentioned exposures.

US residential mortgage exposure
The Group's exposure to US residential mortgage risk mainly consists of a portfolio of unhedged super senior CDO tranches of RMBS. In light of the worsening of the US residential mortgage crisis, the Group will apply new write-downs of Euro 1.1bn in Q4 07, consistent with the valuation levels of the ABX indices where they exist (see detailed assumptions and outcome in Appendices 1 to 3). The consistency of the modelling and the parameters has been reviewed by the Group's auditors.

The subprime RMBS portfolio (Euro 550mm as of September 30th, 2007), which is valued directly on the basis of market parameters, has been hedged, amortised or sold. As of end 2007, residual exposure stood at around Euro 35mm.

Exposure to US monoline insurers
Other assets on the Group's balance sheet benefit from credit enhancements supplied by monoline insurers. Applying the same stress test methodology to the underlying portfolio as to the assets underlying the unhedged CDO portfolios, the Group will book a write-down of Euro 500mm in Q4 07 (see Appendix 4). In addition, a write-down of Euro 50mm has been taken to eliminate the whole of its ACA-related exposure.

Estimated net income for FY 2007

Underlining the sound and diversified development strategy and business model of the last decade, the Group's other activities are expected to post good profits for 2007:

- The French Networks are expected to generate full-year revenue growth of around +4.7% (excluding PEL/CEL provisions and Euronext capital gain) with solid net interest income and a lower cost-income ratio.
- The performance of International Retail Banking remains very strong (around 40% year-on-year net profit increase) due to the development strategy implemented in the last few years and resulting dynamic competitive positions in high growth banking markets.
- Strong performances are also expected at the Group's other businesses, in particular Financial Services (around 14% year-on-year net profit growth) and Private Banking (around 35% year-on-year net profit growth).
- Lower contribution to the Group's 2007 net income by SGAM related to the liquidity provided to its clients of dynamic money-market funds (write-downs or final losses of Euro 0.2bn in Q4 07).
- Lastly, in Q4 07 the Corporate Centre will post capital gains from disposals of just under Euro 300mm (before tax) on its equity portfolio.

Taking into account the above, the Corporate and Investment Banking arm is expected to post an after tax loss of around Euro 2.3bn in 2007, and the Group itself a net profit of Euro 0.6-0.8bn for 2007.

The Board of Directors, which met on January 23rd, 2008 to review the 2007 estimated financial data, rejected Daniel Bouton's offer to resign and reaffirmed its confidence in him and in the Group's Management. The Board has asked him to lead the Group back on track for profitable growth. A committee comprising the Chairmen of the Nomination Committee and the Audit Committee as well as an independent director, will be responsible for monitoring recovery.

The Group will publish its full-year results 2007 results on February 21, 2008.

Euro 5.5bn capital increase

In order to strengthen the Group's capital position, the Board of Directors has decided to launch a capital increase of Euro 5.5bn, which has been fully underwritten. The capital increase is expected to raise the Group's Tier One ratio (Basel 1) to 8.0% pro-forma for the acquisition of Rosbank.

The Board of Directors also intends to recommend a dividend in respect of 2007 in line with Group's 45% pay-out target.

The Board of Directors and the Management are fully confident in the underlying earnings power and franchise of Société Générale Group and all its business divisions.

Important notice

Please note that all figures contained in this press release are unaudited and are subject to finalisation of the financial statements for the relevant dates and periods.

Information for the public

This press release is not, and is not part of, an offer or a solicitation of an offer to subscribe for or to purchase securities in the United States or in any jurisdiction where such offer would conflict with applicable laws and regulations. In particular, there will be no public offer in the United States.

The distribution of this press release in certain jurisdictions may constitute a violation of applicable laws or regulations. Therefore, persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and observe such restrictions.

This press release does not contain or constitute an invitation or solicitation to invest equity or debt securities issued by Société Générale or by a direct or indirect subsidiary of Société Générale (thereafter "Société Générale Securities"). This press release is directed only at persons who (1) are outside the United Kingdom, (2) have professional experience in matters related to investments within the meaning of to Article 19(5) of the Financial Services and Markets Act 2000 (Final Promotion) Order 2005, as amended (the "Order"); (3) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the of the Order and (4) are persons to whom an invitation of inducement to engage in investment activity within the meaning of Article 21 of the Financial Services and Markets Act 2000 in connection with the issuance or sale of Société Générale Securities may otherwise be communicated (together "Qualified Persons"). This press release may not be acted or relied upon by persons who are not Qualified Persons. Any investment activity referred to in this press release is only authorized for Qualified Persons and will be denied to any other persons.

Appendices

Appendix 1: Cumulative losses on CDO subprime assets and sensitivity analysis

	2005	2006	2007	Impact on NBI
Assumptions for cumulative Q3 07 losses	9,1%	14,6%	14,5%	EUR -167m for 9M 07
Assumptions for cumulative Q4 07 losses	9,0%	23,0%	25,0%	EUR -1,250m for FY 2007

Sensitivity	Impact on NBI
+ 10% cumulative losses for each year of production	EUR -431m (1)

(1) : Impact of average exchange rate in Q4 07

Total US residential real estate loss assumptions

- Approximately USD 200bn in October 2007
- Approximately USD 350bn in January 2008

Appendix 2: Depreciation rate of underlying subprime RMBS

	Depreciation rate credit stress test	Depreciation rate based on ABX indices
Production 2005	-25%	NA
Production 2006 & 2007		
A and above	-62%	-57%
BBB and below	-100%	-82%

CDO tranches in CDOs have been fully written down

Appendix 3: Exposure at risk to US residential real estate

	CDO: AAA super senior tranches		
	portfolio # 1	portfolio # 2	portfolio # 3
Gross exposure at 31/12/07 in EURm	1 401	1 736	1 717
Attachment point	31%	15%	32%
Underlying	mezzanine	high grade	mezzanine
% of underlying subprime assets	84%	53%	73%
o.w. originated in 2005 and earlier	53%	20%	62%
o.w. originated in 2006	31%	20%	6%
o.w. originated in 2007	1%	12%	5%
Write-downs recorded in 2007 (1)	-458	-629	-164
% total of CDO depreciations (2)	32%	36%	9%
Net exposure at 31/12/07 in EURm (3)	955	1 116	1 554

(1) Write-down at average exchange rate for each quarter
(2) Net of hedging by subordination
(3) Exchange rate exposure at December 31st 2007

Appendix 4: Counterparty risk exposure to "monolines"

	In EUR bn
Gross counterparty exposure 1 & 2	1.8
CDS bought from banks	-0.6
Net counterparty exposure	1.2
Mark-downs	-0.5
Net residual counterparty exposure	0.7


Other 5 monolines 21%
MBIA 30%
FGIC 20%
AMBAC 29%

(1) Based on valuation methodologies consistent with those applied for uninsured assets
(2) Including EUR 1.35 bn gross counterparty exposure related to a EUR 7.9 bn US mortgage related nominal exposure, of which EUR 4.3 bn subprime (vintages : 3% 2007, 21% 2006 and 76% 2005 and earlier)

The Pulse of Finance

Newedge

Press Release

NEWEDGE : A NEW FORCE IN GLOBAL BROKERAGE

Paris, 22 January 2008 -- Newedge, a leading new force in global multi-asset brokerage business, is detailing today in a press conference in Paris, the thinking behind the company's creation, its priorities and the opportunities ahead. Newedge is also launching today its brand identity and positioning, advertising campaign, and website (www.newedgegroup.com), reflecting a highly innovative brand strategy.

Newedge is a 50/50 joint-venture between Société Générale and Calyon, the corporate & investment banking division of Crédit Agricole Group, and combines the Fimat and Calyon Financial businesses. Marc Litzler, CEO of Calyon, and Philippe Collas, Deputy CEO of Société Générale, have been appointed as Chairman and Vice-Chairman respectively, for the first two years. These roles will be assumed by Société Générale and Calyon alternately, rotating every two years. Patrice Blanc, former Chairman and CEO of Fimat, is CEO of Newedge and Richard Ferina, former Chairman and CEO of Calyon Financial, is Deputy CEO.

Newedge benefits from the backing of Société Générale and Crédit Agricole's strong credit ratings, while operating independently of its parent shareholders. Benefiting from bank status, Newedge offers robust financial strength to its customers, specifically in financing and margining operations. The complementarity of the combined entities in terms of products, services and geography gives to Newedge a highly diversified revenue base that should enhance its competitiveness and the quality of its future earnings.

With a leading market position in its core business as a Futures Commission Merchant (FCM), Newedge ranks among the top 5 global players in clearing and execution on all of the top 10 exchanges, with more than 5 million contracts executed on average per day. Pro-forma, Newedge generated over 1 billion euros in revenues in 2007.

Focusing its strategy on its clients' needs, Newedge provides a wide range of standard products in futures and options, securities, FX and OTC. Newedge also offers a portfolio of leading-edge services centred around Global Asset Execution, Global Asset Clearing and Prime Brokerage. Building on its strong market position in global execution and global clearing, Newedge intends to extend its prime brokerage offer on multiple asset classes (including equities, bonds, currencies and commodities) and will actively pursue business opportunities from its e-Brokerage platform.

Newedge has a strong global franchise with a presence in 25 locations in 17 countries, with direct access to more than 70 derivatives and stock exchanges all over the world. Newedge's employees of around 3,000 people are strategically located to serve the 24 hour-a-day business needs of their customers – financial institutions, hedge funds, asset managers, professional trading groups and corporates.

Commenting on the strategic vision behind the creation of Newedge, Chairman Marc Litzler said:
"Globalization is transforming the business landscape and consolidation is accelerating. By combining Fimat and Calyon Financial, we have created a unique and independent brokerage player. We intend to develop the leadership positioning of Newedge and we are confident that Newedge will double its results over the next three years. In addition to the merger's benefits and its already strong position in its core business, it is Newedge's ambition to become a key player in the promising prime brokerage business. In due course, and while continuing to support the company's development, the shareholders hope to engage in an IPO within 18 to 24 months."

Newedge

Commenting on the business rationale behind the creation of Newedge, Chief Executive Officer Patrice Blanc said:
"The creation of Newedge could not have come at a better time. We operate in a fast-moving industry where current economic uncertainties create plenty of opportunities for us. In a context of globalization and exploding volumes, scale is critical to maintain a leadership position. Bigger is definitely better. Through our increased size, we can create the larger liquidity pools that our customers require. Newedge is today on an aggressive growth track. We are an innovative new player, poised for growth and conquest, driven by a culture of partnership with our customers. "

Newedge contacts

Paris: Jean-Christophe Huertas, Brand & Communications Director, +33 155 07 20 51, jean-christophe.huertas@newedgegroup.com
Londres: Siobhan Janaway, +44 207 676 8051, siobhan.janaway@newedgegroup.com
Chicago: Barry Neumann, +1 312 441 4564, barry.neumann@newedgegroup.com
New York: Nachamah Jacobovits, +1 646 557 8101, nachamah.jacobovits@newedgegroup.com
Hong Kong: Florence Macaire, tel: +852 3657 8947, florence.macaire@newedgegroup.com

Brunswick contacts

Paris: Agnès Catineau, +33 1 53 96 83 84, acatineau@brunswickgroup.com
London: Helen Barnes, +44 207 396 7420, hbarnes@brunswickgroup.com / Alison Poole, +44 207 396 7416, apoole@brunswickgroup.com
New-York: Elizabeth Patella, +1 212 333 3810, epatella@brunswickgroup.com
Hong Kong: Peter Sjovall, +852 3512 5022, psjovall@brunswickgroup.com
Tokyo: John Sunley, +81 3 5425 7220, jas@ashton.jp

Cantos
A video interview with Patrice Blanc is available on: http://www.newedgegroup.com and on http://www.cantos.com

About Newedge:
Newedge, a 50/50 joint venture between Société Générale and Calyon, is a major force in global multi-asset brokerage business, with a world-leading position in the execution and clearing of listed derivative products. With a presence in 25 locations in 17 countries, Newedge offers a full range of clearing and execution services covering options and futures contracts for financial products and commodities, as well as for money market instruments, bonds, FX, equities, and commodities on OTC markets. Newedge provides a range of value added services, including prime brokerage, asset financing, an electronic platform for trading and order routing, cross margining, and the centralized reporting of client portfolios. Newedge, which primarily serves institutional clients, provides access to more than 70 exchanges. Newedge's 3000+ employees form a close-knit, multinational team that can innovatively respond to its clients in fast-moving markets. For more information about Newedge Group, www.newedgegroup.com

SOCIETE GENERALE

LA BANQUE POSTALE

Press Release

Paris, 10 January 2008

La Banque Postale and Société Générale sign memorandum of understanding in electronic payment systems

La Banque Postale and Société Générale have signed a memorandum of understanding bringing together the development and operational use of their electronic payment systems. By mutualising investments, maintenance and operating costs, La Banque Postale and Société Générale aim to share their expertise while reducing costs.

Current and future IT processing will be centralized by a joint venture led equally by the two institutions. Management of the transaction systems for bank card payments, retail operations and ATMs will be shared, thereby reducing investment, maintenance and operating costs.

Both La Banque Postale and Société Générale will maintain their autonomy in terms of commercial, pricing policy and client relationship management.

The joint company will be headquartered in Paris with teams in Strasbourg and Paris. The operational launch is scheduled on 1 April 2008.

La Banque Postale and Société Générale are two major players in electronic payment systems in France with a combined volume of 10 million cards in use, more than 100,000 retailer contracts and 10,000 ATMs.

Patrick Werner CEO La Banque Postale said, *"as part of our development strategy in electronic payment, the partnership with Société Générale is an answer to the challenges of SEPA (Single European Payment Area) and the technological evolutions in this area."*

Daniel Bouton, Chairman and CEO Société Générale, said *"by adding La Banque Postale's expertise to ours, we are anticipating clients' needs while optimizing our investments in electronic payment services."*

Press contact

La Banque Postale : Mouna Aoun – Tel. : +33(0)1 55 44 22 39 – mouna.aoun@laposte.fr

Société Générale : Carole Thillou – Tel. : +33 (0)1 42 14 02 17 – carole.thillou@socgen.com

Société Générale
Société Générale is one of the leading financial service groups in the euro area. With 120,000 people around the world, its activity is based around three major businesses:

- Retail networks and Financial Services which account for 27.6 million private customers in France and abroad.
- Assets management and Investor Services, areas in which the Group is one of the leading banks of the euro area, with €2,585 billion, with some €450.1 billion under management at the end of September 2007.
- Finance and Investment, Société Générale Corporate & Investment Banking is ranked as one of the long-term European and World leaders in the euro capital market, derivatives, and structured financing.

Société Générale is one of the five major international players of sustainable development.
www.socgen.com

La Banque Postale (www.labanquepostale.fr)
La Banque Postale, the banking subsidiary of the La Poste Group, was created on 1 January 2006, and now has 29 million clients. Loyal to its values of trust, accessibility and proximity, La Banque Postale represents a unique business model in the French retail banking sector, guided by the simple principle of a welcome for all, and a simple approach: providing, for each of its clients irrespective of their financial position, the banking and insurance products and services that best suit their needs.
www.labanquepostale.fr

La Banque Postale consists of:

- 29.3 million customers
- 11.2 million post office current accounts
- 9 million customers having La Banque Postale as first banking provider
- 4,955 ATMs (third-largest network in France)
- 5,270 financial advisers and 1,350 specialised property and asset portfolio advisers 17,043 outlets

2006 figures

SG
Private Banking

RECEIVED
2008 FEB -5 A 9:41

Press Release

Paris, 8th January, 2008

SG Private Banking creates an international commercial department

SG Private Banking is creating a commercial department that will coordinate commercial activities and the private bank's marketing and communication strategy at an international level.

Headed by François Barbé, appointed Global Head of Sales and Marketing for SG Private Banking, this new department, based in Paris, underlines SG Private Banking's commitment to pursuing its international growth strategy.

François Barbé is assisted in his role by:
- Benoît Vander Borght, appointed Global Deputy Head of Sales and Marketing,
- Frédérique Dompeyre, Global Head of Marketing since 2002,
- Bart-Jan Van der Linde, appointed Global Head of Communication.

***

François Barbé, 60, joined Société Générale Group in 2002 as CEO of SG Private Banking Japan (Ltd). Previously, he had occupied various positions at BNP Paribas over a period of nearly 20 years, where, in particular, he was in charge of the private bank's development in Asia. He was President of BNP Paribas Trust Bank Japan from 1998 to 2002.

Benoît Vander Borght, 48, is graduate of the Economics Faculty at the University of Louvain and holds an Executive Master in General Management from the Solvay Business School. He has also studied at the Catholic Institute of Business studies (ICHEC). After 16 years at JP Morgan, firstly at the investment bank in Brussels and New York and then as Head of JP Morgan Investment Management in Paris, he joined Dexia France in 2003 as Head of the Private Bank. In 2005 he was appointed Head of Merrill Lynch Global Private Clients for France and Benelux. He joined SG Private Banking on 1st October 2007.

Frédérique Dompeyre, 43, has a postgraduate degree in Company Finance and a Masters in Management and Applied Economics from the University of Paris IX Dauphine. She joined Société Générale Group in 1987, working to develop the business clientele within the retail bank and then to promote direct banking. She joined SG Private Banking in 2002 and is Head of marketing, synergy and development.

PRESS SERVICE
SOCIETE GENERALE- GIMS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
Immeuble SGAM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 28 88

PRESSE SERVICE
SOCIETE GENERALE

+33 (0)1 42 14 49 48
www.socgen.com

Bart-Jan Van der Linde, 37, is a graduate of the Institute of Economic Studies and Management of Utrecht (Netherlands). He worked in communication for 7 years in Brussels, notably at Honeywell's European headquarters, before joining Société Générale Group in 2001 as Head of Internal Communication for Société Générale Corporate & Investment Banking. He joined SG Private Banking's communication department on 1st July 2007.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves 27,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sep 2007) and under management (EUR 450.1 billion, Sep 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SG Private Banking
SG Private Banking, the wealth management arm of Société Générale Group is present in 23 countries, mainly in Europe and Asia, and ranks among the top 10 players worldwide (Euromoney 2007). Thanks to the know-how of its teams specialising in asset engineering and asset allocation, SG Private Banking offers customised solutions to clients with financial assets in excess of one million euros, through a broad range of sophisticated products and services, according to the principle of open architecture.
The business, which was created in 1997, has experienced rapid development and now employs more than 2,500 people. SG Private Banking has EUR 75.5 billion euros in assets under management (30 September 2007).
SG Private Banking's professionalism has earned it a number of awards. In particular, it was voted "Best Worldwide Private Bank for its offer in structured products" (Euromoney 2005, 2006, and 2007). It was also named "Best private bank in France and Luxembourg" (Euromoney 2007) and "Outstanding Private Bank for its offer in Alternative Investments" (Private Banker International 2005 and 2007).
www.sgprivatebanking.com

SOCIETE GENERALE
Corporate & Investment Banking

Press release

Paris, London 7 January, 2008

Société Générale Corporate & Investment Banking appoints Paul Wiltshire and Pascal Vallot as Global Heads of Hedge Fund Relations

Paul Wiltshire and Pascal Vallot are appointed Global Heads of the Hedge Fund Relations team. Paul Wiltshire will be based in London and Pascal Vallot in New York. They will report to Michel Macagno, Global Head of the Financial Institutions Group.

Paul Wiltshire and Pascal Vallot jointly take over the role from Bruno Lebre, who created the team in 2004. Bruno Lebre will join Société Générale Private Banking.

Paul Wiltshire and Pascal Vallot will be in charge of further developing Société Générale Corporate & Investment Banking's franchise vis-à-vis the growing hedge fund industry. As such, they will lead the bank's efforts to deepen and expand the relationship with hedge funds, and ensure these key clients benefit from Société Générale Corporate & Investment Banking's wide-ranging value added capabilities and expertise.

Press Contact:

Jasvant Singh
jasvant.singh@sgcib.com Tel + 44 20 7676 6800

Note to the editors

Pascal Vallot
Pascal Vallot joined Société Générale in 2000 as a Relationship Manager for Lyxor Asset Management's managed account platform, where he was responsible for selecting and cultivating new hedge fund relationships. He was then appointed Head of Hedge Fund Relations for the Americas in February 2005 in New York, before becoming Global Head in 2007. Pascal holds a Master's Degree in Finance from ESCP-EAP business school in Paris.

Paul Wiltshire
Paul Wiltshire started his career at Société Générale in 1981 and held a number of trading positions within the trading floor in London before moving to Montreal in 1993 to manage the bank's market activities in Canada. In 1998 Paul moved to Paris where he was responsible for the banks trading floors in Central & Eastern Europe. From 2000 until 2003 he managed the London Treasury team before becoming Deputy Chief Operation Officer of the Debt Finance division in Paris. He joined the Hedge Fund Relations team in December 2004, as Head of Hedge Fund Relations in London before becoming Global Head in 2007.

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 24 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking

A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking ranks third in the euro zone in terms of NBI. It is the bank of reference for:

- **Euro capital markets.** A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- **Derivatives.** A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance.** A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

SOCIETE GENERALE

Global Investment Management and Services

CALYON
CRÉDIT AGRICOLE CIB

Press release

Paris, January 2nd, 2008

Operational launch of Newedge, brokerage subsidiary of Société Générale and Calyon

Société Générale and Calyon have today concluded the merger of the brokerage activities of their respective subsidiaries, Fimat and Calyon Financial, which was announced on August 8th, 2007. This makes effective the operational launch of Newedge, a world leader in the execution and clearing of listed derivative products. The objective of both shareholders is to arrange an IPO for the new entity within 18 to 24 months.

Newedge is controlled 50/50 by Société Générale and Calyon. Its Chairman, Marc Litzler, CEO of Calyon and the Vice-Chairman, Philippe Collas, Deputy CEO of Société Générale with responsibility for its Global Investment Management and Services division, have been appointed for a period of two years, with an alternation between Société Générale and Calyon.

Patrice Blanc, Chairman and CEO of Fimat, has been appointed CEO of Newedge and Richard Ferina, Chairman and CEO of Calyon Financial, will be Deputy CEO.

Newedge offers clients a full range of clearing and execution services covering options and futures contracts for financial products and commodities, as well as for money market instruments, bonds, FX, equities, and commodities on OTC markets. Newedge also provides a range of value added services, including prime brokerage, asset financing, an electronic platform for trading and order routing, cross margining, and the processing and centralized reporting of client portfolios.

Newedge gives its institutional clients access to over 70 markets worldwide. Headquartered in Paris and with operations worldwide, Newedge has around 3, 000 staff, located in the world's 25 major financial centres.

Press relations :

Société Générale :

Jolyon Barthorpe, jolyon.barthorpe@sggims.com, tel +33 1 56 37 88 17
Lansons
Ian Williams, ianw@lansons.com, tel +44 207 294 36 28

Calyon :

Bertrand Hugonet, bertrand.hugonet@calyon.com, tel +33 1 41 89 30 44
Anne Robert, anne.robert@calyon.com, tel +33 1 41 89 03 77

Newedge :

Brunswick
Helen Barnes, newedgeuk@brunswickgroup.com, tel + 44 20 7404 5959

Société Générale Global Investment Management & Services (GIMS) has 11,600 employees and includes:

- Asset Management (Société Générale Asset Management is one of the world's leading asset managers, with EUR 375 billion under management as at 30th September, 2007),
- Private Banking (SG Private Banking, with offices in 23 countries, manages EUR 75.5 billion in assets as at 30th September, 2007),
- Securities Services (Société Générale Securities Services currently ranks 8th worldwide custodian with EUR 2,585 billion in assets under custody as at 30th September, 2007)
- Direct banking, Boursorama.

www.socgen.com

Calyon Credit Agricole CIB is the investment banking arm of the Credit Agricole Group.
With over 13,000 employees in more than 58 countries, Calyon is active in a broad range of Capital Markets, Brokerage, Investment Banking and Structured Financing, Corporate Banking and International Private Banking.
Crédit Agricole is leader in France, ranks third in Europe and eighth worldwide in terms of capital. The Group is present in 70 countries and has 157,000 employees worldwide.

www.calyon.com

SOCIETE GENERALE
Insurance

RECEIVED
2008 FEB -5 A 6:24

28 December 2007

Press release

Société Générale Insurance has signed a memorandum of understanding with Indiabulls to create a life insurance joint venture in India

Sociéte Générale Insurance has entered into a memorandum of understanding (MOU), with Indiabulls Financial Services Ltd (IBFSL) for its upcoming life insurance joint venture. Société Générale, through its French life insurance company, Sogecap, will own 26% of the future joint venture.

Indiabulls will bring to the common company its significant marketing and distribution network across the country and Société Générale its technical and financial expertise. The future joint venture gives Société Générale Insurance and Indiabulls the opportunity to touch a large and high potential market that is expected to double in size within the next five years. With around USD 40 billion of collected premium in 2007, life insurance has already proved to be the most popular financial product in India.

Indiabulls has already received the Reserve Bank of India's approval to invest in the joint venture, and has also approached IRDA, the Insurance Regulatory and Development Authority, for the necessary regulatory approvals.

IBFSL is one of the largest financial services companies in the country and life insurance foray marks a natural step forward in its quest to become an integrated player in the financial services industry.

Thanks to this joint venture Société Générale Insurance enhances the Group's presence on the Indian market. The Group's Specialized Financial Services are already active in India in operational car leasing and fleet management (ALD Automotive) and Consumer Finance (Family Credit). Société Générale is also active in the country in corporate and investment banking, asset management, private banking.

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33(0)1 42 14 02 17
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR
582,831,013.75
552 120 222 RCS PARIS

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Insurance
Société Générale Insurance, which includes all Sogecap's international business, is active in the four areas of activity, credit life insurance, individual protection, saving, and pension fund products It is also present in twelve countries: Morocco, Germany, Luxembourg, Greece, Portugal, Czech Republic, Bulgaria, Romania, Egypt, Lebanon, Russia and with a representative office in China.
Sogécap is the life insurance and self-funded pensions company belonging to the Société Générale Group. It is the sixth largest life insurance company in France, and fourth largest bank insurance company, with nearly 5 million contracts to its name. In 2006, the Socécap group generated a turnover of €9.7 billion. Managed assets stood at more than €60 billion at the end of 2006.
www.sogecap.com

Indiabulls Financial Services Limited (IBFSL),
IBFSL along with its subsidiaries and associate companies operates as a diversified non-banking financial services provider. It has a pan India presence having more than 600 Offices in 208 cities across India and a client base of more than 700,000. IBFSL is listed on the National Stock Exchange of India and on the Bombay Stock Exchange. IBFSL ranks among the select group of companies that constitute Morgan Stanley India Index as well as CLSA's model portfolio for Asia.
As part of the financial business, IBFSL offers a range of loan products, securities brokerage, depository services, and insurance and financial products distribution.

SOCIETE GENERALE

INTERROS

RECEIVED

2008 FEB -7 A 6:49

Press release

Paris, 20 December 2007

Société Générale exercises its call option on Rosbank

Following the acquisition of 20% less one share[1] in Rosbank for USD 634 million, and after having received all the necessary regulatory approvals from the Central Bank of Russia and the Federal Antimonopoly Service, Société Générale has decided to exercise its call option on Rosbank at the price of USD 1,700 million. Société Générale will thereby increase its stake to 50 % + 1 share by mid-February 2008 hence taking control of Rosbank.

The exercise of the option will trigger a mandatory offer to current minority shareholders which will lead to the increase of Société Générale's stake in Rosbank up to 57.8% by the end of 1st half 2008. The total price for a 57.8% stake in Rosbank should amount to USD 2,775 million, which represents an adjusted[2] P/BV multiple of around 3.0x as of June, 30th 2007. This transaction will have an impact of around -0.35% on Société Générale Tier One ratio.

The Group intends to continue its successful relationship with Interros which should remain a significant minority shareholder of Rosbank in the medium term.

Rosbank is one of the leading players in the Russian banking market with 3 million individual, 60,000 SME and 7,000 corporate clients. The bank operates through c.600 branches which makes it the largest private bank branch network in the country. Its network covers more than 80% of the Russian territory with a presence in all the large urban centers as well as in the fast growing regions of Siberia and the Far East. Since 2004, it has grown faster than the market, with loans and assets increasing by 40% per year and 26% per year respectively.

This acquisition confirms the position of Société Générale as one of the main banking players in Russia, a market which experiences strong growth of banking assets (loans +37% in 9m 2007, deposits +24% in 9m 2007)[3]. Société Générale is today present on the Russian market in retail financial services (through BSGV, Delta Credit and Rusfinance) with close to 10.000 employees serving over 1.5 million clients and in corporate and investment banking activities.

[1] Acquired in two stages in 2006: June 2006, 10% acquired for USD 317million; September 2006, 10% - 1 share acquired for USD 317million

[2] Calculated on the basis of a consolidated shareholders' equity, excluding minorities, of RUR 31 692m as at June 30, 2007 plus the capital increase completed at the end of August 2007 of RUR 6 625m

[3] According to CBR data

PRESS DEPARTMENT

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
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Mireille MOURTADA
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Laura SCHALK
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Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
Société Anonyme with capital of EUR 582.831.013,75
552 120 222 RCS PARIS

"With the exercise of the Rosbank call, Société Générale confirms its interest for Russia as a major banking market going forward and Rosbank as the ideal platform to roll out the Group's development in this country. Further to this transaction, Société Générale will have a strong position in this large and dynamic market. I am also delighted to move forward in the partnership we have created with the Interros Group." said Daniel Bouton, Chairman and CEO of Société Générale .

A. Klishas, Chairman of the Board, General Director of Interros, has declared : "We welcome the decision of SG, our strategic partner. This decision is fully adequate to Interros' plans for its financial assets and it will help to reinforce Rosbank positions both on the local market and on the dynamically changing global market of financial services"

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SOCIETE GENERALE
Corporate & Investment Banking

AMBIT
Acumen at work

Press release

Paris, Mumbai 18 December 2007

Société Générale Corporate & Investment Banking partners with Ambit to develop cross border M&A advisory services for India

In the context of growing cross border M&A transactions between India and Europe powered by both Indian acquisitions abroad and foreign investments in India, **Société Générale Corporate & Investment Banking** and **Ambit**, a leading independent Indian Investment Bank, signed a cooperation agreement to offer advisory services to their respective European and Indian clients in the field of cross border M&A transactions.

The agreement sets a principle of exclusivity for cross border M&A transactions between Europe and India and defines a framework of joint marketing efforts and execution of assignments between the two partners.

The partnership will enable Société Générale Corporate & Investment Banking to propose acquisition opportunities to its Indian client base, together with advisory services to assist in the negotiation and structuring of the transaction. It will also give the bank the opportunity to become Ambit's partner of choice for European transactions. In turn, the partnership with Société Générale Corporate & Investment Banking will provide Ambit with a platform to identify, introduce and execute transactions for its clients in the European market.

Ambit is an independent investment bank well positioned in the Indian market for M&A. It employs a team of over 30 professionals across Mumbai and Delhi dedicated to M&A. Ambit is organised according to sector specialisation, with a particular focus on Media, Automotive, Transportation, Logistics, Financial Services, Pharmaceutical, Fast Moving Consumer Goods and Real Estate. The bank has developed close relationships with Indian businesses and recently advised on several significant transactions such as the Viacom joint venture with TV18, the Heidelberg acquisition of Mysore Cement, and the merger of Indian Airlines with Air India.

Société Générale Corporate & Investment Banking's M&A teams are located in Europe and the US. The bank has acted as adviser in many significant cross border transactions, such as the acquisition of Arcelor by Mittal, as well as the divestiture of several European assets, including the acquisition of Bristol Water by Agbar, the acquisition of Dendrite by Cegedim, and the merger between Euronext and The New York Stock Exchange.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking ranks third in the euro zone in terms of NBI. It is the bank of reference for:

- **Euro capital markets.** A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- **Derivatives.** A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance.** A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity. www.sgcib.com

Ambit
Since its inception in 1997, Ambit's commitment to create true value has been the cornerstone of its business approach and has enabled the firm to establish strong client relationships with several world-class companies. What started out as a boutique investment bank has now grown to be one of India's leading investment banks. Over the last 3 years, Ambit Corporate Finance has ranked amongst the top 3 Investment Banks by deal counts on the Bloomberg league tables for India.

Ambit understands and has extensive experience across industries and has represented leading organizations across a wide range of sectors. Ambit is privileged to serve a distinguished client portfolio that includes many Fortune 100 and 500 companies and represents enterprises that enjoy a leadership position within their respective industries.

Ambit is acknowledged for its vast resource of intellectual capital and accredited for its ability to deliver. Its team has structured various complex transactions, some of which can be particularly singled as being the first of the kind to be executed in recent times. It views its innovativeness and ingenuity as being central to its success and positioning – clearly differentiating it from others.

Ambit has a dedicated Private Equity Fund, Ambit Pragma Ventures led by a senior team of professionals. In 2007, Ambit entered into a joint venture with Nikko Asset Management of Japan to launch Asset Management Business in India.

To get more information on Ambit please visit www.ambitholdings.com

Contacts:

Société Générale Corporate & Investment Banking
Astrid Brunini
Tel: +33 1 42 13 68 71
Astrid.brunini@sgcib.com

Ambit
Shalini Kamath
Tel: +91 22 3982 1825
shalinikamath@ambitpte.com

SOCIETE GENERALE
Corporate & Investment Banking

Press release

Paris, London 18 December, 2007

Société Générale Corporate & Investment Banking: appointment at the helm of market activities

Société Générale Corporate & Investment Banking makes two appointments in the management of its market activities.

Christophe Mianné, will head all of the corporate & investment bank market activities in the framework of his position as deputy to Jean-Pierre Mustier, Chief Executive Officer of Société Générale Corporate & Investment Banking.

With these new responsibilities, Christophe will supervise both the Global Equities & Derivatives Solutions division, and the Fixed Income, Currencies and Commodities division. He will thus foster the sharing of expertise and the creation of greater synergies across activities, in particular in the areas of risk management and financial engineering.

Luc François, previously co-head of the Global Equities & Derivatives Solutions division with Christophe Mianné, will take full responsibility for that division.

Biographies

Christophe Mianné
Christophe joined Société Générale Corporate & Investment Banking in 1988 in the sales department of the derivatives group and was later the Head of Financial Engineering until 1992 when he was appointed Head of Sales & Marketing for Equity Derivatives. In 1996 he became Deputy Head of the division and was appointed Global Head of Equity Derivatives in 1999. In January 2007, Christophe Mianné was named Deputy Chief Executive of Société Générale Corporate & Investment Banking and co-head of Global Equities & Derivatives Solutions. He has been a member of the Group Management Committee of Societe Generale since July 2001 and is also the Chairman of the Supervisory Board of Lyxor Asset Management. Christophe is a graduate of the Ecole Centrale de Paris.

Luc Francois
Luc has been with Société Générale Corporate & Investment Banking since 1988, when he started out working as a trader for Delahaye Generale Options. He subsequently held various trading positions in the US and Paris, before being appointed Head of Trading and Arbitrage for French Equity Derivatives activities in Paris in 1993. He later moved to Tokyo to work as Head of Asian equity derivatives and in 1997 returned to Paris to take up the role of Head of Trading. In 1999 he was appointed Deputy Head of Equity Derivatives Division. In 2007, Luc has been appointed co-head of the Global Equities & Derivatives Solutions division. He is a member of the Group Management Committee of Société Générale. Luc is a graduate of ESE (Ecole Superieur d'Electricite).

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING

Astrid Brunini
Tel: + 33 1 42 13 68 71
astrid.brunini@sgcib.com

Antoine Lheritier
Tel : + 33 1 42 13 34 37
antoine.lheritier@sgcib.com

Emmanuelle Renaudat
Tel: +33 1 42 13 97 85
emmanuelle.renaudat@sgcib.com

SOCIETE GENERALE
A French corporation with share capital of EUR 582 831 013,75
552 120 222 RCS PARIS

Press Contacts:

Laetitia Maurel
laetitia.maurel@sgcib.com Tel + 33 1 42 13 88 68

Astrid Brunini
Astrid.brunini@sgcib.com Tel + 33 1 42 13 68 71

Note to the editors

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 24 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking is the bank of reference for:

- **Euro capital markets.** A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- **Derivatives.** A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance.** A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

SOCIETE GENERALE

Press release

Paris, 12 December 2007

Société Générale rated AA and R-1 (high) long term and short term, with stable trend, by DBRS

DBRS has today assigned AA and R-1 (high) long-term and short-term first time ratings with a stable trend to Société Générale.

These ratings are underpinned by Société Générale's strong fundamentals:

- √ well entrenched and well-focused domestic retail banking franchise;
- √ growing international footprint in retail financial services and wealth management;
- √ solid position in corporate banking and capital markets;
- √ profitability track record;
- √ effective and advanced risk management, highlighted by the bank's overall low risk profile and good credit protections.

According to DBRS, Société Générale's strategy has hinged on *"lower leverage to wholesale banking and redeployment of capital on less volatile retail banking and wealth management activities. In the process, the bank has enhanced its revenue and earnings diversification."*

DBRS assigned Stable Trend based on the Group's strong resilience to market stress : *"the bank's superior diversification and risk-averse management should allow it to preserve its financial strength in even in stressed circumstances, and maintain its ratings well positioned in its rating category."*

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS DEPARTMENT

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
Société Anonyme with capital of EUR 582.831.013,75
552 120 222 RCS PARIS

SOCIETE GENERALE

Press release

Paris, 10 December 2007

Société Générale decides to consolidate PACE Structured Investment Vehicle ensuring its full refinancing

Due to current market conditions, Société Générale has extended a liquidity facility designed to fully support the liquidity requirements of PACE (Premier Asset Collateralised Entity), the sole Structured Investment Vehicle that the Group sponsors. This decision, which was approved by PACE's independent board of directors, will lead to the consolidation of 100% of PACE assets on Société Générale's balance sheet and will have an impact of around -0.05% on its Tier 1 ratio.

The Group remains confident in the underlying quality of assets acquired. As of November 30, 2007, PACE has a total asset size of USD 4.3 billion and is composed of 75% of Moody's Aaa rated assets, 13% rated Aa, 9% rated A, and 3% rated Baa. The assets include 25% US financial institutions senior debt obligations primarily rated single A- or better, and 75% asset backed securities. The asset backed securities portfolio includes 18% of AAA/Aaa rated monoline insured securities, 12% of RMBS securities (of which 9% are AAA rated RMBS with subprime underlying), 19% of CDOs (of which 9% are CDOs of small business loans, 7% are CLOs and 3% are ABS CDOs) and 26% of other ABS (student loans, CMBS, credit cards, auto loans and sundry ABS).

Société Générale also has a 103.5 million USD investment in the capital notes of PACE which, as at November end, was valued at 27.6 million USD under marked-to-market conditions.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS DEPARTMENT

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
Société Anonyme with capital of EUR 582.831.013,75
552 120 222 RCS PARIS

SOCIETE GENERALE

Press release

Paris, 10 December 2007

Société Générale decides to consolidate PACE Structured Investment Vehicle ensuring its full refinancing

Due to current market conditions, Société Générale has extended a liquidity facility designed to fully support the liquidity requirements of PACE (Premier Asset Collateralised Entity), the sole Structured Investment Vehicle that the Group sponsors. This decision, which was approved by PACE's independent board of directors, will lead to the consolidation of 100% of PACE assets on Société Générale's balance sheet and will have an impact of around -0.05% on its Tier 1 ratio.

The Group remains confident in the underlying quality of assets acquired. As of November 30, 2007, PACE has a total asset size of USD 4.3 billion and is composed of 75% of Moody's Aaa rated assets, 13% rated Aa, 9% rated A, and 3% rated Baa. The assets include 25% US financial institutions senior debt obligations primarily rated single A- or better, and 75% asset backed securities. The asset backed securities portfolio includes 18% of AAA/Aaa rated monoline insured securities, 12% of RMBS securities (of which 9% are AAA rated RMBS with subprime underlying), 19% of CDOs (of which 9% are CDOs of small business loans, 7% are CLOs and 3% are ABS CDOs) and 26% of other ABS (student loans, CMBS, credit cards, auto loans and sundry ABS).

Société Générale also has a 103.5 million USD investment in the capital notes of PACE which, as at November end, was valued at 27.6 million USD under marked-to-market conditions.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS DEPARTMENT

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
Société Anonyme with capital of EUR 582.831.013,75
552 120 222 RCS PARIS

SOCIETE GENERALE
Asset Management

Press release

Paris, December 4, 2007

SGAM Alternative Investments announces the first closing of an institutional property fund invested in France

SGAM Alternative Investments (SGAM AI) announces the first closing of an investment fund dedicated to the French office market. Managed by SGAM AI's Real Estate Investment Management activity and registered in Luxembourg, it will invest in three categories of operations: acquisitions of income-producing buildings, investments in forward funded schemes and opportunistic deals.

This fund targets international investors who wish to strengthen their real estate allocation towards the French market.
Following this initial raising of €127 million in equity capital, it will have an investment capacity of around €450 million after leverage, half of which is already committed to existing deals which will be completed in 2007. SGAM AI aims to raise a total of €250 to €300 million in 2008.

This fund is another in the range of real estate investment strategies which SGAM AI has already developed through opportunistic funds, diversified or specialized closed-end mutual funds and, shortly, OPCI funds (open-ended property mutual funds).

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27.6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (€2,585bn, Sept 2007) and under management (€ 450.1bn, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS SERVICE
SOCIETE GENERALE- GIMS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
Immeuble SGAM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 28 88

PRESS SERVICE
SOCIETE GENERALE

+33 (0)1 42 14 49 48
www.socgen.com

Société Générale Asset Management is one of the world's leading asset managers, with €375bn of assets under management as at 30 Sept 2007.

A subsidiary of the Société Générale Group, SGAM is a global player with a balanced and robust business model based on:

- its multi-center structure: 2,910 employees, including 722 managers and analysts, are located at the heart of the markets in Europe, in the United States and in Asia;
- a business that covers all asset classes: equities, fixed income, balanced, and alternative investment where SGAM is among the leaders with €68.5bn in assets under management;
- access to all types of investors: institutions, distributors, corporates and individuals, all of whom benefit from SGAM's leading edge expertise and a local service.

Thanks to cross-selling, a focus on quality and constant innovation, SGAM has developed value-added management solutions tailored to clients' specific needs and which optimize performance and risk control.

SGAM is rated M2 by Fitch Ratings, thus retaining since 2000 the top rating awarded to an asset management company for the whole of its international structure. For investors, this rating is a guarantee of the professionalism of SGAM's teams and the quality of its international organization.
www.sgam.com

SGAM Alternative Investments (SGAM AI) is a wholly-owned subsidiary of Societe Generale Asset Management. SGAM Alternative Investments has developed successfully by combining active asset management processes with a capital market culture that mixes innovation and risk management. With €56.1bn in assets under management as at 30 Sept 2007, 387 employees worldwide and the strategic and financial backing of Société Générale Group, SGAM Alternative Investments has become one of the leading global specialists in alternative investments. SGAM Group as a whole (SGAM AI, TCW and BAREP) manages €68.5bn in alternative investments assets as at 30 Sept 2007.

Based in Paris, **SGAM AI's Real Estate Investment Management** activity (SGAM AI REIM) numbers 30 professionals and manages €1bn of assets within core products, opportunistic funds and specialised funds. In 2006, SGAM AI's Real Estate activity started to develop internationally by targeting markets like Japan.
www.sgam-ai.com

SOCIETE GENERALE
Corporate & Investment Banking

RECEIVED
2008 FEB -5 A 6:41

Press Release

New York, December 3, 2007

Diony Lebot takes over as Société Générale Americas CEO

Société Générale announced today that Diony Lebot has assumed the role of Chief Executive Officer for SG Americas, based in New York, following the retirement of Jean-Jacques Ogier. In her role as CEO, Diony Lebot is responsible for overseeing the activities of Société Générale Corporate & Investment Banking in the United States, Canada and Latin America. She will also be a member of the Société Générale Group Management Committee.

Diony Lebot first joined Société Générale in 1986 and has spent most of her career in the bank's structured finance businesses. In 1997 she was appointed Deputy Head of the Financial Engineering department (covering securitization, financial engineering and leasing) before being appointed Global Head of Asset Finance in 2001. She was appointed Head of European Coverage for the firm's Corporates & Institutions division in September 2004 and became a member of Société Générale Corporate & Investment Banking's Executive Committee at the end of 2006.

Diony Lebot graduated from University Panthéon Sorbonne in Paris, and holds a DESS (Masters) in Finance and Tax.

Press Contact:

Société Générale Corporate & Investment Banking

Jim Galvin
jim.galvin@sgcib.com Tel + 1 212-278-7131

Société Générale In the United States
Société Générale opened its first office in the United States in 1938. Today it is one of the largest foreign banking organizations in the United States with more than 3,000 professionals working in more than 10 U.S. cities. Société Générale Corporate & Investment Banking, a reference bank for Derivatives, Structured Finance and Euro Capital Markets, provides its U.S. corporate and institutional clients with capital markets, fixed income, investment banking and advisory services. Asset management services are offered to clients through Société Générale Asset Management and TCW. Société Générale also has a significant presence in Canada and Latin America where the firm provides access to its full range of corporate and investment banking products and services.

SOCIETE GENERALE PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE CORPORATE & INVESTMENT BANKING

Jim Galvin
Tel : 212-278-7131
jim.galvin@sgcib.com

SOCIETE GENERALE

A French corporation with share capital of EUR 582 831 013,75

552 120 222 RCS PARIS

SOCIETE GENERALE
Corporate & Investment Banking

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking is the bank of reference for:

- **Euro capital markets.** A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- **Derivatives.** A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance.** A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING

Jim Galvin
Tel : 212-278-7131
jim.galvin@sgcib.com

SOCIETE GENERALE

A French corporation with share capital of EUR 582 831 013,75

552 120 222 RCS PARIS

SOCIETE GENERALE
Securities Services

Press release

Paris, 3 December, 2007

Société Générale Securities Services completes the acquisition of Pioneer Investments Fund Administration Services in Germany

Société Générale Securities Services (SGSS) has completed its acquisition of the fund administration and middle and back office services of Pioneer Investments in Germany, a subsidiary of Pioneer Global Asset Management S.p.A. (PGAM).

The entity resulting from this acquisition, named Société Générale Securities Services Kapitalanlagegesellschaft mbH, will have around 180 employees. Clients for the activities acquired by SGSS in Munich include Pioneer Investments and other German fund managers. The related funds under administration amount to EUR 52 billion as at 30 September 2007.

This acquisition confirms SGSS' position as a major player in the provision of fund administration services in Germany, ranking 3rd European global custodian with EUR 2,585 billion in assets under custody as at 30 September 2007 and EUR 451 billion in funds under administration (including pro forma figures for Pioneer Investments).

Juergen Scharfenorth, who was previously CEO of SGSS' fund administration activities in Germany, will be CEO of the new entity, reporting directly to Serge Jacqueline, Head of Fund Administration for SGSS.

SOCIETE GENERALE
GIMS

PRESS RELATIONS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 86 62
www.socgen.com

SGSS - Société Générale Securities Services
Valérie SINIAMIN-FINN
Communication Department
+33 (0)1 56 37 37 40
valerie.siniamin-finn@socgen.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Securities Services
Société Générale Securities Services offers a full range of securities services in:

- Execution, clearing, delivery and settlement
- Securities back-office outsourcing services
- Custody, trustee, transfer agent, fund and portfolio administration
- Employee Share Plan Management

Société Générale Securities Services currently ranks 8th worldwide custodian *(source: globalcustody.net)* with €2,585 billion* in assets under custody. Société Générale Securities Services provides custody & trustee services for 2,866 funds* and the valuation of 4,479 funds* representing assets under administration of around €399 billion*. Through Fimat, Société Générale Securities Services acts as broker for 9.1%* of the global transactions on listed derivatives on the major markets for which Fimat is a member. SGSS was recently awarded European Administrator of the Year in the Funds Europe Awards 2007 and ranks among the European leaders in stock option management, serving nearly 400,000 beneficiaries.

Société Générale Securities Services employs around 5,500 people and has a presence on more than 30 financial marketplaces across Europe, the Americas and Asia Pacific.

Société Générale Securities Services is part of Global Investment Management and Services (GIMS), one of the three key businesses of the Société Générale Group, which also includes asset management (Société Générale Asset Management), private banking (SG Private Banking) and on-line brokerage (Boursorama).
www.sg-securities-services.com

**at end September 2007*

Press release

Paris, 3 December 2007

Société Générale completes the acquisition of Banco Cacique

On 30 November 2007, Société Générale completed the acquisition announced on 26 February 2007 of 100% of Banco Cacique, following approval by the Brazilian authorities.

Banco Cacique, an important player in the field of consumer loans headquartered in Sao Paulo, employs 2,300 people in 20 states throughout the Brazilian territory.

Banco Cacique possesses an extensive network of 190 branches and 2,500 prescriptors to serve a client base of 900,000 individual customers and 350,000 active credit cards. Via its various credit activities, new lending for Banco Cacique reached USD 920M, and its portfolio of outstandings stood at USD 580M as of 31/10/2007.

This acquisition is part of the development strategy of the Specialised Financial Services division in Brazil, which also comprises ALD Automotive (long-term vehicle rental). It reinforces the activities of Société Générale Consumer Finance in the country, previously based around Banco Pecunia, acquired in March, 2006. Finally, it strengthens the presence of Société Générale Group in Brazil: Banco Société Générale Brasil (corporate and investment banking) and Fimat (brokerage).

PRESS DEPARTMENT

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
Société Anonyme with capital of EUR 582.831.013,75
552 120 222 RCS PARIS

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

Retail Banking & Financial Services: Société Générale serves 27,6 million individual customers worldwide.

Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).

Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.

www.socgen.com

Société Générale Consumer Finance

Société Générale Consumer Finance manages the international consumer finance activities of the Group. It employs more than 17 000 persons and manages subsidiaries in 24 countries with over EUR 22 bn outstanding.

It provides multi-product financing solutions to a client base of individuals and partners :

Financing of sales, consumer goods and vehicles for retailers and manufacturers

Direct financing solutions to individuals

Management services to retail banking partners

Société Générale Consumer Finance subsidiaries regularly rank among the main players on the local markets where they operate : in France, Italy, Germany, Morocco, and Russia for example.

SOCIETE GENERALE
Consumer Finance

RECEIVED
2008 FEB -5 A 6:41

Press Release

Paris, November 30, 2007

Société Générale Consumer Finance extends its consumer credit activities to Turkey

Société Générale Consumer Finance pursues its international development by setting up in Turkey, where it is developing its activities under the name of **CrediVer**.

CrediVer, via SG Istanbul (a subsidiary of Société Générale group created in 1989), will offer a wide range of consumer credit products adapted to the needs of Turkish customers.

CrediVer will rely on the international expertise of Société Générale Consumer Finance, as well as on the existing Société Générale group structures in Turkey, to take advantage of local synergies and ensure the rapid development of its activities in this market.

With a population of 72.9 million and strongly growing consumption, Turkey presents a market with major development potential for the activities of Société Générale Consumer Finance.

The arrival of Société Générale Consumer Finance in Turkey, through **CrediVer**, considerably boosts the presence of Société Générale in the Turkish market, where the group is now able to respond to the personal finance needs of the population.

Société Générale Consumer Finance is now present in 24 countries.

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33(0)1 42 14 02 17
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98
14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR
582,831,013.75
552 120 222 RCS PARIS

582.831.013,75 EUR
552 120 222 RCS PARIS

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Consumer Finance
Société Générale Consumer Finance manages the international consumer finance activities of the Group. It employs more than 17 000 persons and manages subsidiaries in 24 countries with over EUR 22 bn outstanding.
It provides multi-product financing solutions to a client base of individuals and partners :

- Financing of sales, consumer goods and vehicles for retailers and manufacturers
- Direct financing solutions to individuals
- Management services to retail banking partners

Société Générale Consumer Finance subsidiaries regularly rank among the main players on the local markets where they operate : in France, Italy, Germany, Morocco, and Russia for example.

END